Senti Biosciences, Inc.

2 Corporate Drive, First Floor

South San Francisco, California 94080

September 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Senti Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-267390

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Senti Biosciences, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-267390) (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern time on September 29, 2022, or as soon thereafter as practicable.

Very truly yours,
SENTI BIOSCIENCES, INC.

By:	/s/ Timothy Lu
Name: Timothy Lu
Title: President & Chief Executive Officer

Cc: Maggie Wong, Goodwin Procter LLP